UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium N.V. (the “Company”), dated December 3, 2014, announcing a proposed private offering by the Company of U.S. dollar denominated senior unsecured notes and euro denominated senior unsecured notes (the “Offering”).

Attached hereto as Exhibit 99.2 are excerpts from a preliminary offering memorandum that the Company intends to distribute to potential investors in the Offering.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Constellium N.V. on December 3, 2014.

99.2	Excerpts from Preliminary Offering Memorandum, dated December 3, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

December 4, 2014	By:	/s/ Jeremy Leach
	Name:	Jeremy Leach
	Title:	Vice President and Group General Counsel